EXHIBIT 12.4
DUKE ENERGY PROGRESS, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Years Ended December 31,
(in millions)	2013	2012	2011	2010	2009
Earnings as defined for fixed charges calculation
Add:
Pretax income from continuing operations	$789	$382	$772	$952	$791
Fixed charges	289	291	235	227	219
Deduct:
Interest capitalized	24	23	21	19	12
Pre-tax income (loss) noncontrolling interest of subsidiaries that have not incurred fixed charges	―	―	―	(1)	(2)
Total earnings	$1,054	$650	$986	$1,161	$1,000

Fixed charges:
Interest on debt, including capitalized portions	$224	$230	$205	$205	$207
Estimate of interest within rental expense	65	61	30	22	12
Total fixed charges	$289	$291	$235	$227	$219
Preferred dividends, as defined	―	4	4	5	5
Total fixed charges and preferred dividends combined	$289	$295	$239	$232	$224
Ratio of earnings to fixed charges	3.6	2.2	4.2	5.1	4.6
Ratio of earnings to fixed charges and preferred dividends combined	3.6	2.2	4.1	5.0	4.5